SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEP TRAFFIC GROWS 11% TO 13.1M CUSTOMERS

INCLUDES 0.5M LAUDA TRAFFIC

Ryanair, Europe's No.1 airline, today (2 Oct) released September traffic statistics as follows:

●
Total traffic grew 11% to 13.1m with a 97% load factor
●
Ryanair traffic grew 6% to 12.6m customers with a 97% load factor
●
Lauda traffic was 0.5m customers with a 93% load factor
●
Two days of unnecessary pilot and cabin crew strikes (12 & 28 Sep) caused over 400 flight cancellations in September

SEPTEMBER	2017 Customers (LF)	2018 Customers (LF)	Growth
Ryanair	11.8M (97%)	12.6M (97%)	+6%
Lauda	- -	0.5M (93%)	-
Total	11.8M (97%)	13.1M (97%)	+11%

Ryanair's Kenny Jacobs said:

"Ryanair's September traffic (which includes Lauda traffic) grew by 11% to 13.1m customers, while our load factor was unchanged at 97%, on the back of lower fares.

Regrettably, over 400 flights were cancelled in September because of two days of unnecessary pilot and cabin crew strikes in 5 countries, and repeated ATC staff shortages in the UK, Germany and France.

During the entire month of September, while we cancelled just over 400 flights, we completed over 68,000 scheduled flights with more than 80% of these flights arriving on time, as Ryanair continues to deliver the lowest fares, with the best punctuality of any major EU airline."

ENDS

For further information
please contact:
            Robin Kiely                             Piaras Kelly
            Ryanair DAC                          Edelman Ireland
            Tel: +353-1-9451949              Tel: +353-1-6789333
            press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary